Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510

Fax: 949/673-4525

July 6, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Amanda Ravitz, Assistant Director

Washington, D.C. 20549

RE:	SkyWolf Wind Turbine Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed April 20, 2010

File No. 333-218013

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendment to the Form S-1 (originally filed May 15, 2017) for SkyWolf Wind Turbine Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated May 20, 2018 (the “Comment Letter”) in response to the filing of a Registration Statement on Form S-1. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Number of Shares Outstanding Before the Offering, page 8

1. We note your response to prior comment 2; however, it remains unclear if your disclosure beginning on page 46 covers all securities issuances required to be disclosed by Regulation S-K Item 701. In this regard, we note that you disclose on page 8 and elsewhere that you have 76,067,500 shares outstanding, page F-5 indicates you had 75,982,500 shares outstanding as of December 31, 2017 and your disclosure beginning on page 46 does not appear to address share issuances in 2018. We also note the Form D filed on April 4, 2018. Please revise to reconcile your disclosed shares issuances with your disclosed number of shares outstanding.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to reconcile the Company’s disclosed shares issuances with its disclosed number of shares outstanding.

Current Commitments, page 26

2. We note your added disclosure regarding your agreement with Brown Energy and added exhibit 10.5. Please revise your disclosure to clarify whether there is a binding agreement that will result in you receiving the amount disclosed and if not, tell us why it is appropriate to include that figure in your disclosure. Your revised disclosure should further indicate (1) the rights and obligations of the parties to this agreement, (2) what barriers remain to completing the sale under the agreement, (3) how you intend to scale your business operations to meet the demand and (4) your sources of capital for your intended production.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to clarify that there is a binding agreement that will result in the Company receiving the amount disclosed and to further indicate (1) the rights and obligations of the parties to this agreement, (2) what barriers remain to completing the sale under the agreement, (3) how the Company intends to scale its business operations to meet the demand and (4) the Company’s sources of capital for its intended production.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Changes in Company’s Certifying Accountant, page 34

3. Please revise your filing to include all of the disclosures required by Item 304(a)(2) of Regulation S-K related to your change of auditors from Anton & Chia LLP to Freed Maxick CPAs, P.C. during the year ended December 31, 2017.

Response: In consideration of the comments received from the Staff of the Commission, the referenced disclosure has been revised to include all of the disclosures required by Item 304(a)(2) of Regulation S-K related to the Company’s change of auditors from Anton & Chia LLP to Freed Maxick CPAs, P.C. during the year ended December 31, 2017.

4. Please revise your filing to include a letter filed as an exhibit to this registration statement that is addressed to the Commission from Anton & Chia LLP, your former auditor, stating whether it agrees with the statements made by you under Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. Refer to the guidance in Item 304(a)(3) of Regulation S-K.

Response: In consideration of the comments received from the Staff of the Commission, the Company’s disclosures have been revised to include a letter filed as an exhibit to the instant registration statement that is addressed to the Commission from Anton & Chia LLP, the Company’s former auditor, stating whether it agrees with the statements made by the Company under Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

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5. The report issued by Anton & Chia LLP refers to periods that are not presented in your filing. Please have your former auditor revise its report to only refer to the periods presented in your filing which it audited.

Response: In consideration of the comments received from the Staff of the Commission, the Company’s former auditor has revise its report to only refer to the periods presented in the Company’s filing which it audited.

*     *    *     *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413 or Lee W. Cassidy at (949) 673-4510. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both jlagman.tibercreek@gmail.com and lwcassidy@aol.com.

Sincerely,

/s/ Jarvis Lagman

Jarvis Lagman, Esq.
Cassidy & Associates

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